FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

May 13, 2004

Hanson PLC Annual General Meeting

Speaking today at the AGM of Hanson PLC, Alan Murray, Chief Executive, made the following comments regarding the group’s current trading and outlook:

“With four months of the year behind us, the overall outlook for 2004 remains broadly in line with what we indicated at the time of our February preliminary results announcement.

Our North American business has started the year well. Helped by milder weather and better cost performance, the encouraging trading conditions witnessed towards the end of last year have continued into 2004. In particular, year to date Aggregates and Brick & Tile volumes are comfortably ahead of the prior year period, while the Pipe & Products order book is currently stronger than at the same time last year.

In contrast, the UK market has been slow, with lower volumes in all major products. Although expectations are that Building Products volumes should move ahead once the construction season gets fully underway, weakness in roads-related demand remains a concern for the Aggregates division. As previously indicated, UK progress will also be affected by higher pension costs.

In the group’s other principal market, Hanson Australia seems set for another strong year. Despite residential approvals starting to slow, infrastructure related activity has helped ensure continued price and volume growth in the major product areas.

Finally, good progress continues to be made in implementing the US and UK cost saving initiatives and the group remains on target to deliver savings from these of £17 million in 2004.

Notwithstanding the likely impact of dollar weakness on sterling translated results, plus the continued uncertainty regarding the timing of the replacement for the TEA-21 US infrastructure programme, the group anticipates a return to growth in 2004.”

A webcast of the AGM, together with slides, speeches and proxy votes, will be available on Hanson’s website (www.hanson.biz) from 14.30hrs (BST)

Inquiries:               Justin Read
                                 Hanson PLC
                                 Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world’s leading building materials companies.  It is the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world, with over 28,000 employees (including joint-ventures and associates) and operations in 16 countries.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 13, 2004